Mail Stop 3561

February 19, 2009

<u>Via U.S. Mail and Facsimile</u>

Dana A. Marshall
Chief Executive Officer
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, Arizona 85714

> RE: Applied Energetics, Inc.
> Form 10-K for the fiscal year ended December 31, 2007
> Form 10-Q for the quarterly period ended September 30, 2008
> **File No. 001-14015**

Dear Mr. Marshall:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Kenneth M. Wallace, Chief Financial Officer
(520) 622-3835